Exhibit 1

EMBRAER ANNOUNCES THIRD QUARTER 2006 RESULTS IN US GAAP

BOVESPA: EMBR3 NYSE: ERJ www.embraer.com

The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended September 30, 2006, June 30, 2006 and September 30, 2005 are derived from our unaudited financial statements. In order to better understand the Company’s operating performance, we also present at the end of this release certain information in accordance with the Brazilian Corporate Law (“Brazilian GAAP”).

Investor Relations Anna Cecilia Bettencourt Carlos Eduardo Camargo Paulo Ferreira Tel: (55 12) 3927 4404 investor.relations@embraer.com.br

São José dos Campos, November 13, 2006 - Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 110 seats, recorded third quarter 2006 net sales of US$894.1 million and net income of US$61.4 million, equivalent to diluted earnings per ADS of US$0.3308. The firm order backlog as of September 30, 2006, totaled US$13.3 billion.

In the third quarter of 2006, intense sales efforts conducted in all Embraer business areas resulted in 137 new firm orders for the Commercial Aviation segment, including 50 ERJ 145 and 50 EMBRAER 190 jets to the HNA Group, 30 EMBRAER 175 jets to Republic Airways, six EMBRAER 170 jets to EgyptAir, and one EMBRAER 170 to an undisclosed customer. Sales for the Executive jets segment continue to grow, especially for the Phenom family with firm orders for more than 300 aircraft as of September 30, 2006. The Company’s firm order backlog reached the record level of US$13.3 billion by the end of the third quarter, an increase of 30.4% over the previous quarter. The EMBRAER 170/190 family currently has 543 firm orders and 421 options booked.

As a result of difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 aircraft, especially those related to their wing assembly and supply chain delays, Embraer revised its delivery forecast for 2006 to 135, from the 145 originally forecasted. Appropriate steps have been taken to overcome these difficulties and, in 2007, a minimum of 160 aircraft are expected to be delivered, in order to compensate this year’s delays, up from the previously announced 150.

A total of 30 aircraft were delivered during the third quarter of 2006, contributing to net revenues of US$894.1 million, compared to 41 deliveries and net revenues of US$1,064.3 million in the same period last year. Despite the 7.2% average appreciation in the BRL/USD between 3Q06 and 3Q05 and the above mentioned difficulties with the production of the EMBRAER 190 and EMBRAER 195 aircraft, our gross margin remained at 28.3% in the third quarter of 2006, compared to 28.1% in the same period last year and to 28.2% in the 2Q06.

Income from operations reached US$46.4 million in the third quarter of 2006, down from the same period last year. This decrease is due to the lower number of deliveries in the quarter, higher operating expenses and an increase in R&D expenses.

The decrease in operating results led to lower levels of net income and net margin, which totaled US$61.4 million and 6.9% in 3Q06 compared to US$110.2 million and 10.4% in 3Q05, respectively.

During the third quarter of 2006, the Company maintained its high level of liquidity and at September 30, its net cash [1] position totaled US$507.3 million.

[1] Net cash = Cash and cash equivalents + Temporary cash investments - Loans

3RD QUARTER 2006 HIGHLIGHTS

•

Net revenues and income from operations totaled US$894.1 million and US$46.4 million in 3Q06, respectively, as a result of a lower number of deliveries. Net revenues for the nine months ended September 30, 2006 were US$2,723.3 million, a 3.2% increase over the same period last year.

•

Net income reached US$61.4 million in 3Q06 compared to US$110.2 million in 3Q05. In the first nine months of 2006 net income reached US$265.7 million compared to US$289.7 million in the same period last year.

•	A total of 30 jets were delivered during 3Q06, including 22 jets from the commercial aviation segment, and eight Legacy 600 jets from the executive aviation segment.

•

Embraer announced in July that the European Aviation Safety Agency (EASA) issued the type certificate for the EMBRAER 190 airliner, enabling it to enter service with European operators Finnair and Régional (Air France’s regional subsidiary).

•

Also in July, Mandarin Airlines chose the EMBRAER 190 and EMBRAER 195 E-Jets as the core aircraft for their future fleet. Mandarin has elected to initially acquire a fleet of three EMBRAER 190 and five EMBRAER 195 aircraft under operating leases. These orders will come from the existing GECAS backlog.

•

During the Farnborough Airshow held in July, the European Aviation Safety Agency (EASA) issued the type certificate for the EMBRAER 195 aircraft, allowing the first delivery of that model to the British low-cost carrier Flybe.

•	Embraer announced by the end of July the sale of 30 EMBRAER 175 aircraft to Republic Airlines Inc.

•	In early August, Embraer announced the decision of its Board of Directors to appoint Frederico Fleury Curado to succeed Maurício Botelho as President and CEO of Embraer, to be elected in April 2007.

•

Embraer and BNP Paribas closed a US$500 million syndicated standby credit facility, in late August, comprised of a US$250 million Trade Finance Credit Facility, and a US$250 million Revolving Credit Facility available for multiple draw-downs.

•	Also in August, Embraer announced the sale of 50 ERJ 145s and 50 EMBRAER 190s to HNA Group, the fourth largest airline in China. The deal marks the first contract involving an E-Jet in mainland China.

•

Embraer announced in September that the EMBRAER 175 aircraft received type certification from the U.S. Federal Aviation Administration (FAA), paving the way for deliveries to begin in the United States.

•	In September, EgyptAir Holding Company placed a firm order for six EMBRAER 170s, with options for another six aircraft of the same type.

INCOME STATEMENT HIGHLIGHTS

The following table presents items of Embraer’s consolidated income statement for the three months ended September 30, 2005 and 2006 (3Q05 and 3Q06) and for the three months ended June 30, 2006 (2Q06).

(Unaudited)

Income Statement	2Q06	3Q05	3Q06

In US$million, except% and earnings per ADS
Net Sales	1,020.9	1,064.3	894.1
Gross Profit	288.3	299.5	253.2
Gross Margin	28.2%	28.1%	28.3%
Selling, general administrative, other expenses	(152.9)	(111.1)	(153.2)
Research and development	12.9	(5.6)	(39.8)
Employee profit sharing	(13.4)	(12.8)	(13.8)
Income from operations	134.9	170.1	46.4
Operating margin	13.2%	16.0%	5.2%
Net financial income (expenses)	26.9	(17.2)	40.8
Foreign exchange gain (loss), net	(4.2)	(21.4)	1.9
Other non-operating income (expense), net	10.3	0.7	(0.2)
Income before income taxes	167.9	132.2	88.8
Income tax expense	(25.7)	(11.1)	(25.7)
Minority interest	(3.1)	(10.9)	(1.7)
Net income	139.1	110.2	61.4
Net margin	13.6%	10.4%	6.9%
Earnings per ADS - basic	0.7532	0.6311	0.3322
Earnings per ADS - diluted	0.7500	0.6280	0.3308

Net Sales and Cost of Sales & Services

A total of 30 jets were delivered during 3Q06, including 22 jets from the commercial aviation segment and eight Legacy 600 jets from the executive aviation segment.

As a result of a lower number of aircraft delivered, net revenues reached US$894.1 million during 3Q06, representing a 16.0% decrease over the same period in 2005. In the first nine months of 2006, net revenues amounted to US$2,723.3 million, vs. US$2,640.0 million during the same period of 2005.

Aircraft delivered by segment *	2Q06	3Q05	3Q06

Commercial Aviation	30	35	22
ERJ 145	5	9	1
EMBRAER 170	9(1)	15(1)	9
EMBRAER 175	4	9	3
EMBRAER 190	12	2	8
EMBRAER 195	—	—	1
Defense and Government Market	1	3	—
EMBRAER 190	1	—	—
Legacy 600	—	3	—
Executive Jet Market	5	3	8
Legacy 600	5	3	8
Total	36	41	30

Deliveries identified by parentheses were aircraft delivered under operating leases.

Net revenues related to the commercial aviation segment totaled US$567.3 million and represented 63.5% of total revenues in 3Q06, compared to 74.9% in 3Q05.

As a result of the higher number of Legacy 600 jets delivered, net revenues for the executive aviation segment reached US$183.5 million in 3Q06, increasing its share of total revenues to 20.5%, compared to US$61.9 million and a 5.8% share in the same period in 2005.

Net revenues for the defense and government segment in 3Q06 totaled US$12.6 million compared to US$111.7 million in the same period in 2005. In 3Q05, we delivered three aircraft specially configured for government authority transportation, and in 3Q06 no transportation aircraft were delivered.

Revenues from customer services and other segments reached US$130.7 million and represented 14.6% of total revenues, compared to US$93.9 million and 8.8% of total revenues for the same period last year.

	(Unaudited)

	2Q06		3Q05		3Q06

Net sales by segment	US$M	%	US$M	%	US$M	%

Commercial Aviation	739.9	72.5	796.8	74.9	567.3	63.5
Defense and Government	60.2	5.9	111.7	10.5	12.6	1.4
Executive Aviation	89.7	8.8	61.9	5.8	183.5	20.5
Customer Services and Others	131.1	12.8	93.9	8.8	130.7	14.6

Total	1,020.9	100.0	1064.3	100.0	894.1	100.0

Gross margin remained stable at 28.3% in the third quarter of 2006, compared to 28.1% in the same period last year and to 28.2% reached in the 2Q06, due to a more favorable product mix, which included higher Legacy 600 deliveries, which was partially offset by the 7.2% average appreciation in the BRL/USD exchange rate between 3Q06 and 3Q05 and the above-mentioned production difficulties.

Operating Expenses & Income from Operations

During 3Q06, operating expenses totaled US$206.9 million, compared to US$129.5 million in the same period in 2005 due to higher R&D expenses, expenses related to supporting the EMBRAER 190 aircraft in revenue service and our sales and marketing strategy to promote the new executive jets, as previously discussed, in addition to the 7.2% average appreciation of the BRL/USD exchange rate between the 3Q06 and 3Q05.

Selling expenses totaled US$111.6 million in 3Q06, an increase of US$58.3 million over 3Q05, and a decrease of US$3.7 million over 2Q06. In 3Q05, with the conclusion of pending financing structures for certain aircraft delivered, selling expenses benefited from the recovery of US$ 32.9 million related to guarantees on those aircraft.

R&D investments totaled US$39.8 million in 3Q06, against US$5.6 million in 3Q05. In the first nine months of the year, R&D expenses reached US$76.6 million, compared to US$62.1 million in the same period last year.

In 3Q06, R&D investments were related mainly to the development of our new executive jets and the E-jets family, which was partially offset by US$4.6 million related to contributions from risk sharing partners. While in the same period last year, with the certification of the EMBRAER 190 aircraft and the fulfillment of certain contractual milestones theses contributions totaled US$35.6 million.

General and administrative expenses reached US$55.7 million in 3Q06, a 12.8% increase compared to 3Q05 mainly due to a stronger Brazilian real as well the payment of the fees related to the corporate restructuring.

Other operating expenses, net represented an income of US$14.0 million this quarter compared to an expense of US$8.4 million in the same period last year, mainly reflecting the reversal of accrued tax penalties resulting from the favorable settlement of tax disputes during the quarter.

A total of US$13.8 million was accrued for employee profit sharing in 3Q06. The employee profit sharing plan is tied to the Company’s action plan achievements and to distribution of interest on shareholders` equity and/or dividends to Embraer’s shareholders.

As a result of lower revenues and higher operating expenses, the Company’s operating margin in 3Q06 was 5.2% compared to 16.0% in the same period in 2005. In the first nine months of 2006 operating margin was 8.0%, compared to 14.9% in the same period last year.

Net Income

Total net financial income totaled US$40.8 million in 3Q06 compared to a net expense of US$17.2 million in the same period in 2005 mainly due to a US$21.3 million gain related to tax dispute settlements and the higher average net cash available during the quarter.

Foreign exchange gain (loss) reflects exchange variations on monetary assets and liabilities denominated in other currencies which are translated to U.S. dollars at the end of each period. Foreign exchange produced a revenue of US$1.9 million over 3Q06, compared to an expense of US$21.4 million in 3Q05.

Income tax expenses in 3Q06 totaled US$25.7 million and represented an effective tax rate of 29.0%. Brazil’s statutory tax rate is 34.0%. The difference between the statutory and effective tax rate is mainly attributed to the recognition of interest on shareholders` equity of US$42.5 million during 3Q06, which is tax-deductible in Brazil.

Net income in 3Q06 was US$61.4 million, representing a net margin of 6.9%, compared to net income of US$110.2 million and a net margin of 10.4% in 3Q05. In the first nine months of 2006, the Company`s earnings reached US$265.7 million, compared to US$289.7 million in the same period last year.

BALANCE SHEET HIGHLIGHTS

As of September 30, 2006, Embraer’s cash and cash equivalents and temporary cash investments totaled US$2,107.0 million. On the same date, short- and long-term loans (excluding non recourse debt and recourse debt) totaled US$1,599.8 million. Therefore, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$507.3 million at the end of the third quarter.

	(Unaudited)
Balance Sheet Data
(in US$ million)	2Q06	3Q05	3Q06

Cash and cash equivalents	814.9	976.1	1,230.4
Temporary cash investments	1,240.6	821.5	876.6
Trade accounts receivable	471.8	790.1	397.7
Inventories	1,638.8	1,601.0	1,882.3
Fixed assets	391.2	399.4	391.6
Trade accounts payable	696.8	618.0	808.6
Loans	1,528.6	1,700.6	1,599.8
Shareholders’ equity	1,777.3	1,507.9	1,780.4
Net cash (debt) *	526.9	97.0	507.3

* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

Cash and Cash Equivalents and Temporary Cash Investments

Embraer’s cash and cash equivalent and temporary cash investments on September 30, 2006 was US$2,107.0 million, compared US$2,055.5 million on June 30, 2006 and US$1,797.6 million on September 30, 2005. Of the total US$2,107.0 million balance in cash and cash equivalents and temporary cash investments, 40.1 % is denominated in U.S. dollars and the remaining 59.9% is comprised of investments primarily in reais. Embraer’s investment strategy is to maintain sufficient cash availability to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, substantially denominated in reais.

Trade Accounts Receivable and Customer and Commercial Financing

During 3Q06, trade accounts receivable decreased by US$74.1 million to US$397.7 million, confirming the Company`s commitment to reduce its exposure to bridge financings. Of this total amount, US$32.4 million is related to aircraft delivered for which sales financing arrangements are in the process of being structured.

Customer and commercial financing totaled US$480.7 million in 3Q06, US$164.0 million of which is related to certain aircraft sales financing structures. The remaining balance refers to our portfolio of pre-series and pre-owned aircraft, the majority of which are leased or marketed.

Therefore, Embraer’s total exposure to sales financing activities was US$ 196.4 million in this quarter.

Inventories

During 3Q06, inventories increased to US$1,882.3 million, compared to US$1,638.8 million in 2Q06, because of the production ramp-up of the EMBRAER 190 and EMBRAER 195 aircraft, in addition to the postponement of 10 aircraft deliveries to 2007, due to wing assembly difficulties and supply chain delays.

Short-Term and Long-Term Loans

As of September 30, 2006, Embraer’s total debt was US$1,599.8 million, compared to US$1,528.6 million at the end of June 2006, and US$1,700.6 million at the end of September 2005. The average tenor of Embraer’s total debt was 1.9 years at September 30, 2006, shorter than the average tenor of 2.1 years at June 30, 2006 and 3.3 years at September 30, 2005.

Of the total debt at the end of September, 25.0% is effectively denominated in reais and indexed to the TJLP, at a weighted average interest rate of 9.2% per annum. The remaining US$1,199.5 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 7.4% per annum.

In order to create an important tool for a liability management process which will result in a reduction of the Company’s overall cost of debt, Embraer concluded a US$500 million syndicated standby facility, comprised of a US$250 million Trade Finance Credit Facility, available for disbursement in the next three years with a two-year repayment term; and a US$250 million Revolving Credit Facility, available for multiple draw-downs within the term determined by the Company at the drawdown date not exceeding five years from the closing date.

In addition, in October 2006, with the objective to extend its debt tenor, one of Embraer’s subsidiaries - Embraer Overseas Limited - concluded an offering of US$400.0 million aggregate principal amount of 6.375% Guaranteed Notes due in 2017, in an offering exempt from registration with the Securities and Exchange Commission. The notes are unconditionally guaranteed by Embraer. The net proceeds of the offering will be used primarily to repay Embraer’s existing indebtedness and for general corporate purposes. Standard & Poor’s (S&P) and Moody’s assigned investment grade rating of BBB- and Baa3, respectively, to the notes. Embraer believes that with this issuance, the Company will be able to decrease its total debt cost and expects to extend its debt average tenor to five years.

Due to a lower LTM Adjusted EBITDA of US$397.1 million in 3Q06, Total debt/ LTM adjusted EBITDA increased from 2.92x on June 30, 2006 to 4.03x on September 2006. Meanwhile, total debt/capitalization was maintained at the level of 47.0%.

Interest coverage as measured by LTM adjusted EBITDA/Interest paid (gross) was reduced, from 6.02x at the end of the second quarter 2006, to 4.86x on September 30, 2006.

	At and for the twelve-months ended

Certain Financial Ratios	2Q06	3Q05	3Q06

	(Unaudited)
Total debt to Adjsuted EBITDA (1)	2.92	2.84	4.03
Net debt to Adjusted EBITDA (2)	(1.01)	(0.16)	(1.28)
Total debt to capitalization (3)	0.48	0.53	0.47
Adjusted EBITDA to interest expense (gross) (4)	6.02	8.54	4.86
Adjusted EBITDA (5)	523.2	599.5	397.1

(1)	Total debt represents short- and long-term loans and financing.
(2)	Net debt represents cash and cash equivalent plus temporary cash investments minus short- and long-term loans and financing.
(3)	Total capitalization represents short- and long-term loans and financing plus shareholders equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)

The table at the end of this release sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the periods indicated.

Capital Expenditures

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$31.5 million during 3Q06, compared to US$20.4 million in the same period last year.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Today Embraer also reported its 3Q06 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation, are the basis for calculating distribution of dividends and interest on shareholders’ equity, income tax and social contribution. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 3Q06 totaled R$1,943.4 million and gross profit was R$479.1 million, with a gross margin of 24.7%. Income from operations for the period totaled R$102.1 million, with an operating margin of 5.3%. Income before taxes was R$210.9 million. Income tax and social contribution totaled R$43.2 million, representing an effective tax rate of 20.5%. Net income for the period totaled R$163.4 million, representing 8.4% of net revenues.

COMMERCIAL AVIATION, EXECUTIVE AVIATION, AND DEFENSE AND GOVERNMENT SEGMENTS

Commercial Aviation

Embraer announced on July 6, 2006 that the European Aviation Safety Agency (EASA) issued the type certificate for the EMBRAER 190 airliner, enabling the 100-seater aircraft to enter service with European operators Finnair and Régional (Air France’s regional subsidiary).

On July 10, 2006, Mandarin Airlines selected the EMBRAER 190 and EMBRAER 195 E-Jets as the core aircraft for their future fleet requirements.  Mandarin has elected to initially acquire a fleet of eight aircraft under operating leases and has signed a contract with GE Commercial Aviation Services (GECAS) to lease three EMBRAER 190s and five EMBRAER 195 aircraft.  These orders will come from the existing GECAS backlog.

The European Aviation Safety Agency (EASA) issued the type certificate for the EMBRAER 195, the largest E-Jet of the EMBRAER 170/190 family, on July 17, 2006, during the Farnborough Airshow, just two weeks after its Brazilian type certificate, was granted, on June 30,  by the National Civil Aviation Agency (ANAC).

Embraer announced, on July 19, 2006, that it will offer EMBRAER 170/190 family aircraft in high-capacity variants as a response to the growing interest among airlines, which are focused on maximizing their revenue potential in specific markets. No structural changes or new testing will be necessary to certify the new EMBRAER 170/190 configurations, which will have a maximum capacity of 80 seats for the EMBRAER 170, 88 seats for the EMBRAER 175, 114 seats for the EMBRAER 190 and 122 seats for the EMBRAER 195.

On July 24, 2006, Embraer reached an agreement for a firm order of 30 EMBRAER 175 aircraft by Republic Airlines Inc.. This brings the total number of E-Jets on order for Republic to 78 firm and 75 options.

Embraer announced on August 30, 2006 the sale of 50 ERJ 145s and 50 EMBRAER 190 jets to HNA Group, the fourth largest airline in China. The deal marks the first contract involving an E-Jet in mainland China. Deliveries are expected to commence in September 2007 for the ERJ 145s that will be produced by the Harbin Embraer Aircraft Industry (HEAI) joint venture, in the city of Harbin, in Heilongjiang Province. For the EMBRAER 190, deliveries are planned to start in December 2007 and the aircraft will be manufactured at the plant in São José dos Campos, Brazil.

On September 17, 2006, Embraer announced that EgyptAir Holding Company placed a firm order for six EMBRAER 170 jets, with options for another six aircraft of the same type. The first aircraft delivery is scheduled for April 2007.

Executive Aviation

Embraer announced on July 17, 2006 that an agreement was signed with KIPCO Group’s United Aviation for the sale of one Phenom 100, one Phenom 300 and one Legacy 600. One of the leading VIP Aircraft Charter Operations in the Middle East, United Aviation becomes the launch customer for Embraer’s Phenom in the region.

In the beginning of August, 2006 Embraer announced the sale of five Phenom 100 jets to Gold Aviation Services of Ft. Lauderdale, Florida. The contract includes options for 10 additional Phenom 100 or Phenom 300 jets. The Phenom jets will be managed, maintained and chartered by Gold Aviation Services, under a management and charter program for the Legacy 600 and Phenom jets.

Embraer announced, on August 18, 2006, the sale of one Phenom 100 and one Phenom 300 jet to ABC Táxi Aéreo, a subsidiary of the Algar Group in Brazil. This will be the launch charter customer for the Phenom jets in Latin America. ABC Táxi Aéreo has been an Embraer customer since 1978, as well as an authorized service center for Embraer turboprop aircraft.

On September 5, 2006, Embraer displayed the full scale Phenom 300 mock-up in front of the New York Stock Exchange (NYSE) building, for public showing of the Phenom mock-up in New York City. Embraer officers also rang the NYSE opening bell for the day’s trading session and held meetings with the press and investors on Embraer’s Executive Jets business.

At that same event at the New York Stock Exchange, Embraer announced that Houston-based Magnum Jet acquired 50 Phenom 100 executive jets and placed an option for an additional 50 aircraft. The contract allows Magnum Jet to convert its positions into either the Phenom 100 or the Phenom 300.

Defense and Government

Embraer presented a proposal to the Turkish government on July 14, 2006 to sell between 36 and 55 Super Tucano trainer aircraft. The proposal is associated with a technology transfer and industrial participation program involving local defense companies.

BACKLOG & DELIVERY FORECAST

On September 30, 2006, Embraer presented the following firm order backlog:

Model	Firm Orders	Options	Deliveries	Firm Order Backlog

ERJ 135	108	1	108	—
ERJ 140	74	—	74	—
ERJ 145	732	132	677	55
EMBRAER 170	152	133	120	32
EMBRAER 175	52	—	22	30
EMBRAER 190	298	248	41	257
EMBRAER 195	41	40	1	40

Total	1,457	554	1,043	414

*Includes aircraft from the Defense and Government segment (Satena and TAME)

As a result of difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 aircraft, especially those related to their wing assembly and supply chain delays, Embraer revised its delivery forecast for 2006 to 135, from the 145 originally forecasted. Appropriate steps have been taken to overcome these difficulties and, in 2007, a minimum of 160 aircraft are expected to be delivered, up from the previously announced 150, in order to compensate this year’s delays.

As of September 30, 2006, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments totaled a record US$13.3 billion.

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$39.27 at the end of September 2006, representing a valuation of 7.7% during the third quarter.

The Company’s common shares traded on the Bolsa de Valores de São Paulo (BOVESPA) closed at R$21.30 at the end of September 2006, representing a increase of 7.9% during the third quarter of 2006.

The average daily ADS trading volume during the third quarter of 2006 was US$18.0 million and 479,652 shares.

CORPORATE GOVERNANCE

Embraer announced at August 4, that its Board of Directors appointed Frederico Fleury Curado to succeed Maurício Botelho as President and CEO of Embraer, to be elected in April 2007, in accordance with a previously defined and publicly announced schedule.

After April 2007, Maurício Botelho will remain as Chairman of Embraer’s Board of Directors, a position he has held since last March 31, with a three-year mandate ending in April 2009.

RECENT EVENTS

EMBRAER ANNOUNCES NORTHWEST AIRLINES ORDER FOR 36 EMBRAER 175 JETS

Embraer announced, on October 5, 2006, that U.S. based carrier Northwest Airlines placed a firm order for 36 EMBRAER 175 jets, with options for additional 36 aircraft of the same type and up to 100 rolling purchase rights. The new E-Jets will be operated by Northwest’s regional subsidiary Compass Airlines, and will fly under the Northwest Airlink brand name.  Deliveries are scheduled to begin in the second quarter of 2007.

EMBRAER CONCLUDES THE ISSUANCE OF GUARANTEED NOTES

In October 2006, Embraer announced that its subsidiary Embraer Overseas Limited issued Guaranteed Notes due 2017, in an offering exempt from the registration with the Securities and Exchange Commission. The notes are unconditionally guaranteed by Embraer. The initial amount of the offering was US$300 million, but to meet the increase in demand, that reached ten times the initial amount offered, Embraer raised the aggregate principal amount to US$400 million, with a 6.375% coupon. The proceeds will be used to repay part of Embraer’s existing indebtedness, and for general corporate purposes.

EMBRAER TO BUILD FOUR EXECUTIVE JETS SERVICE CENTERS IN NORTH AMERICA AND EUROPE

Embraer announced at the NBAA (National Business Aviation Association), that it plans to build three new service centers in the U.S., dedicated to full-service care for the Phenom 100, Phenom 300 and Legacy 600 aircraft. A fourth service center is expected to be built in 2007, at the Le Bourget airport, in Paris, France.

EMBRAER ANNOUNCES NEW FIRM ORDERS FOR THE PHENOM 100 AND PHENOM 300 AT THE NBAA

During the NBAA, Embraer announced that Avantair, a leading provider of fractional aircraft shares, has placed an order for 20 Phenom 100 executive jets. Valencia-based Wondair also acquired 24 Phenom 100 jets. The Spanish on-demand operator has also placed an option for an additional 12 aircraft. The contract allows Wondair to convert its positions from Phenom 100 to Phenom 300. Another customer, Eagle Creek Aviation Services, a full-service provider of aircraft sales, management and maintenance services, purchased 12 Phenom 100 and four Phenom 300 jets, with options for an additional five units that can be converted into either aircraft model.

CONFERENCE CALL INFORMATION

Embraer will hold a conference call to review its 3Q06 Results in US GAAP on November 14, 2006.

English (US GAAP)	Portuguese (BR GAAP)
8:00 am (NY Time)	6:00 am (NY Time)
11:00 am (SP Time)	9:00 am (SP Time)

Dial-in Numbers	Dial-in Number
(1-800) 860-2442	(+55)11-4688-6301
(1-412) 858-4600	Code: Embraer
55 11 4688-6301
Code: Embraer

Replay Number	Replay Number
(+55) 11 4688-6225	(+55) 11 4688-6225
Code: 597	Code: 442

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

Investor Relations
(+55 12) 3927-4404
investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s leading manufacturer of Commercial jets up to 110 seats with 37 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments.  With headquarters in São José dos Campos, State of São Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil’s leading exporting companies. As of September 30, 2006, Embraer had a total workforce of 18,336 people, and its firm order backlog totaled US$13.3 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance.  They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations.  The actual results can, therefore, differ substantially from those previously published as Company expectations.  Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur.  The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of June 30, 2006	As of September 30, 2006

	(Unaudited)	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	814,869	1,230,423
Temporary cash investments	1,240,613	876,622
Trade accounts receivable,net	465,275	392,849
Collateralized accounts receivable	70,347	87,466
Customer and commercial financing	27,796	11,811
Inventories	1,638,835	1,882,287
Deferred income taxes	114,579	126,201
Other current assets	521,153	588,204

Total current assets	4,893,467	5,195,864

NONCURRENT ASSETS:
Trade accounts receivable,net	6,499	4,815
Collateralized accounts receivable	803,531	730,929
Customer and commercial financing	487,076	468,868
Property, plant and equipment, net	391,190	391,604
Investments	32,391	33,465
Deferred income taxes	346,115	340,460
Other noncurrent assets	372,313	330,350

Total noncurrent assets	2,439,115	2,300,491

TOTAL ASSETS	7,332,582	7,496,355

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of June 30, 2006	As of September 30, 2006

	(Unaudited)	(Unaudited)
CURRENT LIABILITIES
Loans	633,639	759,753
Capital lease obligation	2,498	1,809
Non recourse and recourse debt	376,596	400,129
Trade accounts payable	693,457	808,582
Advances from customers	593,271	666,685
Other payables and accrued liabilities	388,244	470,768
Taxes and payroll charges payable	117,941	119,585
Accrued taxes on income	14,823	16,926
Deferred income taxes	49,805	67,385
Contingencies	22,635	14,784
Accrued dividends	47,025	54,053

Total current liabilities	2,939,934	3,380,460

LONG-TERM LIABILITIES
Loans and financing	895,001	840,036
Capital lease obligation	2,155	1,649
Non recourse and recourse debt	471,543	428,315
Trade accounts payable	3,268	—
Advances from customers	130,865	151,320
Contribution from suppliers	140,095	114,514
Taxes and payroll charges payable	574,483	411,499
Other payables and accrued liabilities	114,453	108,812
Deferred income taxes	193,653	203,875
Contingencies	38,413	22,278

Total long-term liabilities	2,563,929	2,282,297

MINORITY INTEREST	51,374	53,199

SHAREHOLDERS’ EQUITY:	1,777,345	1,780,400

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,332,582	7,496,355

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except per share data

	Three Months Ended		Nine Months Ended

	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net sales	1,064,332	894,075	2,640,049	2,723,322

Cost of sales and services	(764,803)	(640,843)	(1,817,226)	(1,949,843)

Gross profit	299,529	253,232	822,823	773,479

Operating expenses
Selling expenses	(53,299)	(111,567)	(177,933)	(305,154)
Research and development	(5,608)	(39,801)	(62,095)	(76,641)
General and administrative	(49,363)	(55,705)	(138,945)	(151,926)
Employee profit sharing	(12,800)	(13,822)	(35,166)	(27,184)
Other operating expense, net	(8,404)	14,025	(15,271)	5,139

Income from operations	170,055	46,362	393,413	217,713

Net financial income(expense)	(17,216)	40,767	(25,393)	99,662
Foreign exchange gain (loss) ,net	(21,364)	1,860	(19,520)	(1,026)
Other non-operating income (expense), net	681	(239)	(725)	13,609

Income before income taxes	132,156	88,750	347,775	329,958

Income tax expense	(11,052)	(25,731)	(47,530)	(59,455)

Income before minority interest	121,104	63,019	300,245	270,503

Minority interest	(7,761)	(1,668)	(7,454)	(4,797)
Equity in income (loss) from affiliates	(3,096)	—	(3,096)	—

Net income	110,247	61,352	289,695	265,707

Earnings per share
Basic
Common	0.1434	0.0831	0.3769	0.3597
Preferred	0.1578	—	0.4146	—
Diluted
Common	0.1427	0.0827	0.3750	0.3582
Preferred	0.1570	—	0.4125	—
Weighted average shares (thousands of shares)
Basic
Common	242,544	738,697	242,544	738,697
Preferred	478,219	—	478,219	—
Diluted
Common	242,544	741,862	242,544	741,862
Preferred	481,746	—	481,746	—

Earnings per share - ADS basic (US$)	0.6311	0.3322	1.6585	1.4388

Earnings per share - ADS diluted (US$)	0.6280	0.3308	1.6501	1.4326

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.dollars except per share data

	Three months ended on September 30,		Nine months ended on September 30,

	2005	2006	2005	2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	110,247	61,352	289,695	265,707
Adjustments to reconcile net income to net cash provided by(used in) operating activities:
Depreciation and amortization	16,737	14,336	52,190	55,699
Provision for contingencies	—	1,333	—	2,604
Allowance for doubtful accounts	3,665	3,197	5,495	8,276
Provision for inventory obsolescence	12,018	6,688	19,935	16,596
Deferred income taxes	3,821	21,835	2,556	40,875
Exchange loss, net	21,364	(1,860)	19,520	1,026
Loss (gain) on permanent assets disposals	90	2,051	(50)	(4,680)
Equity in income (loss) from affiliates	3,096	—	3,096	(961)
Accrued interest in excess of interest paid (paid in excess of accrued)	11,780	6,995	12,342	8,163
Minority interests	7,761	1,668	7,454	4,797
Other	(204)	(5,787)	449	(6,070)

Changes in assets and liabilities:	(505,769)	370,051	(887,852)	(417,265)

Net cash used in operating activities	(315,394)	481,857	(475,170)	(25,234)

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(20,402)	(17,282)	(50,387)	(70,087)
Net cash used in investing activities	17,035	(90)	(138)	(90)
Sales of property, plant and equipment	137	(196)	351	18,924

Net cash provided by investing activities	(3,230)	(17,569)	(50,174)	(51,254)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(103,412)	(185,981)	(777,356)	(705,679)
Proceeds from borrowings	378,266	189,910	1,126,232	718,270
Proceeds from issuance of shares	1,637	—	6,934	423
Dividends and/or Interest on capital paid	(47,552)	(51,659)	(146,953)	(99,314)
Payments on capital lease obligations	(895)	(1,155)	(2,025)	(2,856)

Net cash provided by (used in) financing activities	228,044	(48,886)	206,832	(89,157)

Effect of exchange rate changes on cash and cash equivalents	18,427	152	87,317	56,909

Net increase (decrease) in cash and cash equivalents	(72,153)	415,554	(231,195)	(108,736)

Cash and cash equivalents, at beginning of period	1,048,246	814,869	1,207,288	1,339,159

Cash and cash equivalents, at end of period	976,093	1,230,423	976,093	1,230,423

RECONCILIATION BETWEEN US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP. Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of our earnings releases, limiting Adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation	2Q06	3Q05	3Q06

	(Unaudited)
Net income	82.9	110.2	61.4
Minority interest	(1.6)	7.8	1.7
Equity in income (loss) from affiliates	—	3.1	0.0
Cumulative effect of accounting change	—
Income tax benefit (expense)	14.0	11.1	25.7
Interest income (expense), net	1.1	17.2	(40.8)
Exchange gain (loss), net	1.0	21.4	(1.9)
Other non-operating income (expenses), net	1.4	(0.7)	0.2
Depreciation and amortization	18.3	35.5	14.3
Adjusted EBITDA	117.1	205.5	60.7

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